August 23, 2011

VIA EDGAR

Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:         Southern Union Company (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 1-06407

Panhandle Eastern Pipe Line Company, LP (“Panhandle”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 1-02921

Dear Ms. Thompson:

This letter responds to the comments the Company received from the United States Securities and Exchange Commission (the “SEC”) by letter dated August 18, 2011 regarding the above-referenced filings.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to address the comments in a manner that is acceptable to the SEC staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter.  For your convenience, our responses are prefaced by the SEC’s corresponding comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 7.  Debt Obligations, page F-25

SEC Comment #1.  We have reviewed your response to comment four in our letter dated July 7, 2011 and have the following comments:

•
We note your statement that a portion of the 2009 term loan refinancing should have been accounted for as a debt extinguishment since certain banks either reduced their commitments or chose not to participate.  You do not, however, appear to address whether or not increased commitments from banks should have been recorded as debt extinguishments under ASC paragraphs 470-50-40-6 through -12.  Citing the appropriate authoritative accounting guidance, please tell us whether or not such commitment increases should have been accounted for as debt extinguishments.

•
Quantify for us (1) the amount of fees paid by you to your creditors or received from your creditors as part of the refinancing, (2) the amount of costs incurred with third parties directly related to the refinancing, and (3) the unamortized amount of debt issuance costs related to your 2009 term loan issuance as of the refinancing date.  Clarify how you actually accounted for these fees at the time of and/or subsequent to the refinancing and explain how these fees should have been accounted for under the applicable GAAP.  Please also clarify what the $500,000 and $430,000 error amounts specifically represent and how they were calculated.

Company Response:

Six banks each committed $25 million in the original 2009 Term Loan.   None of such banks increased its commitment as part of the 2010 Term Loan refinancing and upsizing.  When the Company entered into the 2010 Term Loan refinancing and upsizing, one of these six banks retained its $25 million commitment, four of these six banks had their commitments reduced to $15.5 million as a result of the syndication process, one of these six banks chose to not participate in the new facility, and eleven new banks took part in the syndication, providing the remaining $163 million of commitments to the 2010 Term Loan.

The amount of fees paid by the Company to its creditors as part of the refinancing was $1,179,250.   The amount of costs incurred with third parties directly related to the refinancing was $55,820.   The unamortized amount of debt issuance costs related to the 2009 Term Loan issuance as of the date of the refinancing was $1,363,005.

At the time of the 2010 Term Loan refinancing and upsizing, the entire unamortized balance of $1,363,005 related to the 2009 Term Loan was carried over and added to the issuance costs of the 2010 Term Loan.  The Company began to amortize the total issuance costs of the 2010 Term Loan, including the balance carried over from the 2009 Term Loan, over the 36-month life of the 2010 Term Loan, beginning in August 2010.  Based upon the Company’s subsequent analysis of the transaction under ASC 470-50-40-6 through -12, it was determined that a portion of the loan activity related to $63 million of the $150 million principal amount of the 2009 Term Loan should have been treated as a debt extinguishment and a portion of the loan activity related to $87 million of the $150 million principal amount of the 2009 Term Loan qualified for modification accounting because the net present value of the renewed commitments under the 2010 Term Loan were within 10% of the net present value of the remaining payments attributable to such commitments under the terms of the 2009 Term Loan.  The net impact of the extinguishment and modification accounting was that the Company should have taken a pre-tax charge to earnings of $501,087 when it entered into the 2010 Term Loan.  That amount is comprised of (i) the write-off of unamortized issuance costs related to reduced or cancelled commitments from the 2009 Term Loan of $404,462, (ii) the write-off of $82,460 of issuance costs  paid to banks that reduced their commitments in the 2010 Term Loan, and (iii) the write-off of $14,165 of third-party issuance costs from the 2010 Term Loan related to all of the banks that participated in the 2009 Term Loan and the 2010 Term Loan refinancing and upsizing, including the bank that did not change its commitment from the 2009 Term Loan to the 2010 Term Loan.   Because the Company did not record that charge of $501,087 upon the issuance of the 2010 Term Loan, it recorded an incremental $69,595 of amortization expense during 2010, which resulted in the net error of $431,492 as of December 31, 2010.  In the third quarter of 2011, the Company recorded a charge to earnings of $347,977, representing the remaining unamortized balance of debt issuance cost components discussed above related to the debt extinguishments.

Note 14.  Commitments and Contingencies, page F-49

SEC Comment #2.  We have reviewed your response to comment seven in our letter dated July 7, 2011.  We note that you indicate in your response and on page 26 of your June 30, 2011 Form 10-Q that you do not have any material contingent liabilities “assessed as reasonably possible.”  We further note your disclosure on page 23 of the Form 10-Q that you do not have any material environmental remediation matters “assessed as reasonably possible.”  Please clarify what you mean by these statements and how the revised disclosures provided in your most recent Form 10-Q comply with ASC 450-20-50.  If these statements are intended to convey that the amount or range of any reasonably possible losses in addition to amounts accrued can be estimated but the amounts are not material on an individual or aggregate basis, please revise your disclosures in future filings to clearly indicate such information.  Otherwise, please disclose the amount or range of reasonably possible losses in excess of amounts accrued or disclose that the amount or range of reasonably possible losses cannot be estimated.

Company Response:

 Certain of the reasonably possible losses individually disclosed in the Company and Panhandle Form 10-Q filings for the period ended June 30, 2011 included matters for which losses were determined to be reasonably possible, but for which the amount or range of reasonably possible losses was not determinable.  All other matters, which were assessed as reasonably possible, were not material on an individual or aggregate basis.  In future filings, as applicable to its reasonably possible losses, the Company and Panhandle will: (1) disclose the range of reasonably possible estimated losses on an aggregate basis that are material and in excess of amounts accrued, and/or (2) disclose that the amount or range of reasonably possible losses cannot be estimated, and/or (3) enhance their disclosure to indicate that non material contingencies assessed as reasonably possible have been estimated but are immaterial on an individual and aggregate basis.  In future filings, the Company and Panhandle will also provide clarifying disclosure, in accordance with ASC 450-20-50-1, that the amount of disclosed accrued contingent liabilities recorded represents estimated amounts.

SEC Comment #3.  We have reviewed your response to comment eight in our letter dated July 7, 2011 and note your disclosure on page F-51 of your fiscal 2009 Form 10-K that you believed the outcome of this mercury release lawsuit would “not have a material adverse effect” on your consolidated financial position, results of operations or cash flows.  Considering this lawsuit did have a material adverse impact on your financial statements during fiscal 2010, it appears you should have disclosed in your prior filings that you had not accrued any amounts for this matter.  In future filings, please ensure that you comply with ASC 450-20-50-1, including clearly disclosing whether amounts have been accrued and, if appropriate, quantifying the amount accrued.  We will not object if you disclose the amount accrued on an aggregate basis for all contingencies.

Company Response:

The Company and Panhandle understand your comment.  In future filings, as applicable, the Company and Panhandle will more clearly disclose whether amounts have been accrued and, if appropriate, disclose the amount accrued.  The Company and Panhandle anticipate that such disclosure of accrued amounts will be on an aggregate basis for all contingencies.

Note 21.  Other Income and Expense Items, page F-61

SEC Comment #4.  We have reviewed your response to comment 11 in our letter dated July 7, 2011.  Please note that our prior comment requested information about your standard accounting treatment for all insurance recoveries.  Since your response only addressed the specific insurance recoveries disclosed in Note 21, it is unclear to us how you fully responded to our prior comment.  Therefore, we reissue our prior comment.  Please tell us and consider disclosing in future filings your policies related to accounting for insurance recoveries.  In particular, tell us when you recognize the recovery of recorded contingent losses and when you record the anticipated recovery of amounts in excess of related contingent losses.

Company Response:

In accordance with ASC 450-30-25-1, the Company and Panhandle recognize recovery through insurance proceeds of recorded contingent losses when the realization of the claim for recovery is deemed probable.  In determining whether the insurance recovery is realizable, management considers, among other factors, (1) whether there is a signed agreement or legally enforceable contract that stipulates the terms of the insurance recovery or settlement, and (2) whether the counterparty has the ability or wherewithal to pay the amount.  Additionally, if the anticipated recovery exceeds the amount of related contingent loss, such recovery is also recognized when the amount is determined by management to be realizable.  The amount of any potential recovery is determined independently from the amount of the accrued liability recorded.  Unless a legal right of offset exists, insurance recovery and liability amounts are recorded on a gross basis.  In their Form 10-K filings for the year ended December 31, 2011, the Company and Panhandle will disclose their policies related to accounting for insurance recoveries.

Conclusion:

In providing the foregoing responses to your comment letter, each of the Company and Panhandle reaffirms and acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	It may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust this letter satisfactorily addresses your comments and requests for information.  We would like to reiterate that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments, please do not hesitate to contact me at (713) 989-7568.

Very truly yours,

                                                                                /s/ GEORGE E. ALDRICH
George E. Aldrich
Senior Vice President, Chief Accounting  Officer  and Controller

cc:           Mr. George L. Lindemann
Mr. Richard N. Marshall
Mr. Robert M. Kerrigan, III